Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the Third Quarter of 2024

Forward contract cover locked in for 76% of 2025 days and 49% of 2026 days, and breakevens reduced to enhance through-cycle profitability and cashflow generation, supporting annualized dividend of $1.80 while also positioning for selective fleet renewal and growth

ATHENS, GREECE – November 11, 2024 - Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three and nine months ended September 30, 2024.

Third Quarter of 2024 and Year to Date Highlights

- Reported operating revenue of $174.1 million for the third quarter of 2024, a decrease of 0.2% on operating revenue of $174.5 million for the prior year period. For the nine months ended September 30, 2024, operating revenue was $528.6 million, up 6.6% from $495.9 million in the prior year period.

- Reported net income available to common shareholders of $78.8 million for the third quarter of 2024, a decrease of 4.7% on net income of $82.7 million for the prior year period. Normalized net income (a non-U.S. GAAP financial measure, described below) for the same period was $86.6 million, up 5.1% on Normalized net income of $82.4 million for the prior year period. For the nine months ended September 30, 2024, net income available to common shareholders was $253.9 million, an increase of 10.2% on net income of $230.3 million for the prior year period. Normalized net income for the same period was $262.3 million, up 13.1% on Normalized net income for the prior year period of $231.9 million.

- Generated $123.3 million of Adjusted EBITDA (a non-U.S. GAAP financial measure, described below) for the third quarter of 2024, up 1.1% on Adjusted EBITDA of $121.9 million for the prior year period. Adjusted EBITDA for the nine months ended September 30, 2024 was $371.1 million, up 10.8% on Adjusted EBITDA of $334.9 million for the prior year period.

- Earnings per share for the third quarter of 2024 was $2.22, down 5.1% on the earnings per share of $2.34 for the prior year period. Normalized earnings per share (a non-U.S. GAAP financial measure, described below) for the third quarter of 2024 was $2.45, up 5.2% on the Normalized earnings per share of $2.33 for the prior year period. Earnings per share for the nine months ended September 30, 2024 was $7.20, up 10.9% on the earnings per share of $6.49 for the prior year period. Normalized earnings per share for the nine months ended September 30, 2024 was $7.44, up 13.8% on the Normalized earnings per share of $6.54 for the prior year period.

- Declared a dividend of $0.45 per Class A common share for the third quarter of 2024, to be paid on or about December 4, 2024 to common shareholders of record as of November 22, 2024. Paid a dividend of $0.45 per Class A common share for the second quarter of 2024 on September 4, 2024.

- On August 7, 2024, entered into a new $300.0 million senior secured term loan facility with Credit Agricole Corporate and Investment Bank, ABN AMRO Bank N.V. and Bank of America N.A. to refinance or prepay, in full or in part, a total of 10 existing debt facilities to (i) decrease the Company’s weighted average cost of debt from 4.57% to 3.95% as of September 30, 2024, (ii) extend the Company’s weighted average maturity of debt from 2.6 years to 4.0 years and (iii) increase the Company’s unencumbered vessels from 5 to 16. The new facility is scheduled to mature in the third quarter of 2030 and bears interest of Term SOFR + 1.85%.

- On June 26, 2024, announced upgrades by three leading credit rating agencies. The Corporate Family Rating for Global Ship Lease was upgraded to Ba2 from Ba3, with a stable outlook, by Moody’s Investor Service, S&P Global Ratings upgraded the long-term issuer credit rating to BB+ from BB, with a stable outlook and the Kroll Bond Rating Agency (“KBRA”) upgraded the corporate rating to BB+ from BB, with a stable outlook. KBRA also affirmed the BBB/stable investment grade rating and outlook for the 5.69% Senior Secured Notes due July 15, 2027 (the “2027 Secured Notes”).

- Between January 1, 2024 and September 30, 2024, added $596.6 million of contracted revenue to forward charter cover, calculated on the basis of the median firm periods of the respective charters, on a total of 32 new charters or extensions: 10 for ships between 2,200 and 3,500 TEU; 17 for ships between 5,000 TEU and 6,100 TEU; and, five for ships between 6,500 TEU and 8,000 TEU. Durations of these new charters and extensions for the median firm periods range between nine months and 40 months. A number of the vessels were forward fixed several months ahead of their expected availability in the market.

- During the first quarter of 2024, repurchased an aggregate of 251,772 Class A common shares for a total consideration of approximately $5.0 million. Repurchase prices ranged between $18.98 and $20.83 per share, with an average price of $19.84 per share. There were no such repurchases in the second and third quarter of 2024. Approximately $33.0 million of capacity remains under the Company’s opportunistic share buy-back authorization.

- On August 16, 2024, entered into a new equity distribution agreement with Evercore Group L.L.C. to opportunistically offer and sell Class A common shares having an aggregate offering price of up to $100.0 million. As of the date of this press release, 27,106 Class A common shares have been issued at an average price of $27.02 (compared to an average price of $18.52 for the repurchase of a total of $57.0 million Class A common shares since the inception of the opportunistic share repurchase program in 3Q2021). We expect to be highly disciplined in the issuance of shares under this agreement going forward.

George Youroukos, our Executive Chairman, stated: “Despite an uncertain macro environment, the factors that have driven significant containership charter market strength throughout 2024 remain firmly intact. Growth in container volumes has been healthy, and materially extended average voyage lengths due to re-routings around the Cape of Good Hope continue to stretch the global fleet to its limits, with idle capacity close to zero - forcing the liner operators to speed up their fleets to offset capacity constraints. With supply limited, and high-quality tonnage at a premium, we are continuing to lock in the current market strength with attractive multi-year charters for even some of the oldest vessels in our fleet, adding almost $600 million of contracted revenues year-to-date – including just under $200 million during the third quarter. Looking forward, the limited orderbook for mid-sized and smaller containerships like those in the GSL fleet is further counterbalanced by relatively lower quality, less efficient vessels that will increasingly struggle to compete and will likely be scrapped out over time. Our fleet of highly efficient mid-size and smaller containerships purpose-built or retrofitted to meet the needs of our liner customers positions us to generate attractive returns on our existing assets, while we also position ourselves for selective growth and fleet renewal, with the goal of continuing to power strong cashflows for our shareholders in the future.”

Thomas Lister, our Chief Executive Officer, stated: “Container shipping is a cyclical market which can generate exceptional returns, but also requires prudent risk management and patience. Our goal at GSL is to provide a stable platform from which investors can access those returns. The combination of supportive market conditions, our longstanding focus on building and maintaining a mid-sized and smaller fleet oriented towards the evolving needs of the liner industry, and our consistent financial discipline have put us in a position to return material capital to our shareholders and generate a Total Shareholder Return1 of more than 350% over the last five year period through September 30, 2024, approximately 3x that of a historically strong S&P 500. We have simultaneously built crucial optionality in a cyclical market, and we are ready to act quickly if an acquisition opportunity emerges that meets our strict criteria, consistent with our disciplined track record.  We nevertheless appreciate that the greatest opportunities often become available on a countercyclical basis, when capital available to the industry is far harder to come by, and where those with strong balance sheets and financial flexibility can achieve outsized returns. With this in mind, we are very pleased to have opportunistically re-financed $300 million of debt during the quarter, bringing our weighted average cost of debt down to 3.95%, and extending the weighted average maturity to four years. Our commitment to building long term shareholder value through the cycle is well-established, and we will continue to balance patience and discipline with the ability and capacity to act decisively at the right time.”

1 Source, FactSet. Total Shareholder Returns (TSR) for the five year period through September 30, 2024. TSR is the sum of share price appreciation for the period (ending share price minus starting share price) and dividends paid during the period (assuming re-investment of those dividends), with that sum divided by the starting share price; expressed as a percentage.

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Operating Revenues (1)	174,064	174,530	528,622	495,901
Operating Income	92,189	94,157	283,130	264,364
Net Income (2)	78,763	82,687	253,912	230,299
Adjusted EBITDA (3)	123,349	121,850	371,061	334,922
Normalized Net Income (3)	86,583	82,356	262,295	231,895

(1) Operating Revenues are net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities, the effect of the straight lining of time charter modifications and the compensation from charterers for drydock and for other capitalized expenses installation. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2) Net Income available to common shareholders.

(3) Adjusted EBITDA and Normalized Net Income are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to net income, the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Operating Revenues and Utilization

Operating revenues derived from fixed-rate, mainly long-term, time-charters were $174.1 million in the third quarter of 2024, down $0.4 million (or 0.2%) on operating revenues of $174.5 million in the prior year period. The period-on-period decrease in operating revenues was principally due to an increase in off hire days plus a non-cash $1.6 million decrease in the effect from straight lining time charter modifications offset, almost entirely, by charter renewals at higher rates on a number of vessels. There were 362 days of offhire in the third quarter of 2024 of which 333 were for scheduled drydockings, compared to 246 days of offhire and idle time in the prior year period of which 191 were for scheduled drydockings. Utilization for the third quarter of 2024 was 94.2% compared to utilization of 96.1% in the prior year period.

For the nine months ended September 30, 2024, operating revenues were $528.6 million, up $32.7 million (or 6.6%) on operating revenues of $495.9 million in the comparative period, mainly due to our acquisition of four vessels which were delivered to us in the second quarter of 2023 (the “Four Vessels”) and a decrease in off hire days and idle time, partially offset by a non-cash $7.6 million decrease in the effect from straight lining time charter modifications. There were 619 days of offhire and idle time in the nine months ended September 30, 2024 of which 519 were for scheduled drydockings, compared to 876 days of offhire and idle time in the prior year period of which 627 were for scheduled drydockings. Utilization for the nine months ended September 30, 2024 was 96.7% compared to utilization of 95.1% in the prior year period.

The table below shows fleet utilization for the three and nine months ended September 30, 2024 and 2023, and for the years ended December 31, 2023, 2022, 2021 and 2020.

	Three months ended		Nine months ended		Year ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2024	2023	2024	2023	2023	2022	2021	2020

Ownership days	6,256	6,256	18,632	18,029	24,285	23,725	19,427	16,044
Planned offhire - scheduled drydock	(333)	(191)	(519)	(627)	(701)	(581)	(752)	(687)
Unplanned offhire	(29)	(33)	(98)	(207)	(233)	(460)	(260)	(95)
Idle time	(nil)	(22)	(2)	(42)	(62)	(30)	(88)	(338)
Operating days	5,894	6,010	18,014	17,153	23,289	22,654	18,327	14,924

Utilization	94.2%	96.1%	96.7%	95.1%	95.9%	95.5%	94.3%	93.0%

As of September 30, 2024, one regulatory drydocking was in progress. During the fourth quarter of 2024, six further regulatory drydockings are anticipated.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 1.1% to $46.6 million for the third quarter of 2024, compared to $46.1 million in the prior year period. The increase of $0.5 million was mainly due to (i) an increase in repairs, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule and (ii) the impact of inflation on fees and expenses, including management fees. The average cost per ownership day in the quarter was $7,447, compared to $7,369 for the prior year period, up $78 per day, or 1.1%.

For the nine months ended September 30, 2024, vessel operating expenses were $141.6 million, or an average of $7,601 per day, compared to $132.3 million in the comparative period, or $7,337 per day, an increase of $264 per ownership day, or 3.6%. The increase of $9.3 million was mainly due to (i) the acquisition of the Four Vessels in the second quarter of 2023, (ii) an increase in repairs, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, (iii) increased cost of insurance due to increased premiums as asset values rose over the period, and (iv) impact of inflation on fees and expenses, including management fees.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $6.4 million for the third quarter of 2024, compared to $6.0 million in the prior year period. The increase was mainly due to an increase in bunkering expenses due to higher off hire days partially offset by a decrease in other voyage expenses.

For the nine months ended September 30, 2024, time charter and voyage expenses were $17.1 million, or an average of $915 per day, compared to $18.2 million in the comparative period, or $1,009 per day, a decrease of $94 per ownership day, or 9.3% mainly to (i) a decrease in bunkering expenses due to fewer off hire days, and (ii) a decrease in voyage administration costs and operational requests from charterers offset by increased commissions on charter renewals at higher rates.

Depreciation and Amortization

Depreciation and amortization for the third quarter of 2024 was $25.0 million, compared to $24.0 million in the prior year period. The increase was mainly due to the 10 drydockings completed after September 30, 2023.

Depreciation and amortization for the nine months ended September 30, 2024 was $73.8 million, compared to $67.3 million in the comparative period, mainly due to the factor noted above plus the acquisition of the Four Vessels in the second quarter of 2023.

General and Administrative Expenses

General and administrative expenses were $3.9 million in the third quarter of 2024, compared to $4.2 million in the prior year period. The movement was mainly due to the decrease in payroll expenses following the retirement of our former CEO effective March 31, 2024 plus a reduction in the non-cash charge for stock-based compensation expense. The average general and administrative expenses per ownership day for the third quarter of 2024 was $623, compared to $679 in the prior year period, a decrease of $56 or 8.2%.

For the nine months ended September 30, 2024, general and administrative expenses were $13.0 million, compared to $13.7 million in the comparative period. The movement was mainly due to the decrease in the non-cash charge for stock-based compensation expense offset by an increase in bonuses paid to our employees. The average general and administrative expense per ownership day for the nine-month period ended September 30, 2024 was $700, compared to $763 in the comparative period, a decrease of $63 or 8.3%.

Adjusted EBITDA

Adjusted EBITDA (a non-GAAP financial measure) was $123.3 million for the third quarter of 2024, up from $121.9 million for the prior year period, with the net increase being mainly due to charter renewals at higher rates on a number of vessels.

Adjusted EBITDA for the nine months ended September 30, 2024 was $371.1 million, compared to $334.9 million for the comparative period, an increase of $36.2 million or 10.8% mainly due to our acquisition of the Four Vessels which were delivered to us in the second quarter of 2023 and a decrease in off hire days and idle time.

Interest Expense and Interest Income

Debt as at September 30, 2024 totaled $688.0 million, comprising $397.6 million of secured bank debt collateralized by vessels, $245.0 million of 2027 Secured Notes collateralized by vessels, and $45.4 million under sale and leaseback financing transactions. As of September 30, 2024, 16 vessels were unencumbered.

Debt as at September 30, 2023 totaled $874.3 million, comprising $461.5 million of secured bank debt collateralized by vessels, $297.5 million of 2027 Secured Notes collateralized by vessels, and $115.3 million under sale and leaseback financing transactions. As of September 30, 2023, five vessels were unencumbered.

Interest and other finance expenses for the third quarter of 2024 was $12.6 million, up from $11.6 million for the prior year period. The increase was mainly due to (i) the non-cash write off of deferred financing costs of $2.7 million on the full repayments of six of our credit facilities and two of our sale and leaseback agreements, (ii) a prepayment fee of $0.7 million on the full repayment of the sale and leaseback agreement with CMBFL and (iii) a prepayment fee of $0.2 million on the partial repayment of the Macquarie Credit Facility. The blended cost of debt, taking into account our interest rate caps, has significantly decreased from approximately 4.55% for the third quarter of 2023 to 3.95% for the third quarter of 2024 mainly due to our recent refinancing activity.

Interest and other finance expenses for the nine months ended September 30, 2024 was $32.9 million, down from $33.6 million for the comparative period mainly due to the factors noted above.

Interest income for the third quarter of 2024 was $4.7 million, up from $2.5 million for the prior year period mainly due to higher invested amounts.

Interest income for the nine months period ended September 30, 2024 was $12.5 million, compared to $6.9 million for the comparative period.

Other income/(expenses), net

Other income, net was $1.0 million in the third quarter of 2024, compared to other expenses, net of $0.3 million in the prior year period.

Other income, net was $3.2 million for the nine month period ended September 30, 2024, compared to $0.9 million for the comparative period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through the fourth quarter of 2026 on $484.1 million of floating rate debt, which reduces over time in line with anticipated debt amortization and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on the remaining balance of $507.9 million of floating rate debt. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps have automatically transited to 1 month Compounded SOFR at a net rate of 0.64%. A negative fair value adjustment of $4.2 million for the third quarter of 2024 was recorded through the statement of income. The negative fair value adjustment for the nine month period ended September 30, 2024 was $5.0 million.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the third quarter of 2024 was $2.4 million, the same as in the prior year period.

The cost for the nine months ended September 2024 was $7.2 million, the same as for the nine months ended September 30, 2023.

Net Income Available to Common Shareholders

Net income available to common shareholders for the third quarter of 2024 was $78.8 million. Net income available to common shareholders for the prior year period was $82.7 million.

Earnings per share for the third quarter of 2024 was $2.22, a decrease of 5.1% from the earnings per share for the prior year period, which was $2.34.

For the nine months ended September 30, 2024, net income available to common shareholders was $253.9 million. Net income available to common shareholders for the nine months ended September 30, 2023 was $230.3 million.

Earnings per share for the nine months ended September 30, 2024 was $7.20, an increase of 10.9% from the earnings per share for the comparative period, which was $6.49.

Normalized net income (a non-GAAP financial measure) for the third quarter of 2024, was $86.6 million. Normalized net income for the prior year period was $82.4 million.

Normalized net income for the nine months ended September 30, 2024 was $262.3 million, as compared to $231.9 for the comparative period.

Normalized earnings per share (a non-GAAP financial measure) for the third quarter of 2024 was $2.45, an increase of 5.2% from Normalized earnings per share for the prior year period, which was $2.33.

Normalized earnings per share for the nine months ended September 30, 2024 was $7.44, an increase of 13.8% from Normalized earnings per share for the comparative period, which was $6.54.

Fleet

As of September 30, 2024, there were 68 containerships in the fleet.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q27	4Q27	65,000
Anthea Y (1)	9,115	31,890	2015	MSC	3Q25	4Q25	Footnote (3)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q27	4Q27	65,000
MSC Tianjin	8,603	34,243	2005	MSC (4)	3Q27	4Q27	Footnote (4)
MSC Qingdao	8,603	34,609	2004	MSC (4)	3Q27	4Q27	Footnote (4)
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	1Q28	Footnote (5)
GSL Alexandra	8,544	37,809	2004	Maersk	3Q25	3Q26	Footnote (6)
GSL Sofia	8,544	37,777	2003	Maersk	3Q25	3Q26	Footnote (6)
GSL Effie	8,544	37,777	2003	Maersk	3Q25	3Q26	Footnote (6)
GSL Lydia	8,544	37,777	2003	Maersk	2Q25	3Q26	Footnote (6)
GSL Eleni	7,847	29,261	2004	Maersk	4Q27	2Q29	16,500 (7)
GSL Kalliopi	7,847	29,261	2004	Maersk	4Q27	2Q29	18,900 (7)
GSL Grania	7,847	29,261	2004	Maersk	4Q27	2Q29	17,750 (7)
Colombia Express (1) (18)	7,072	23,424	2013	Hapag-Lloyd (8)	4Q28	1Q31	Footnote (8)
Kristina (1)	7,072	23,421	2013	CMA CGM (8)	4Q29	4Q31	25,910 (8)
Costa Rica Express (ex Katherine) (1) (18)	7,072	23,403	2013	Hapag-Lloyd (8)	2Q29	3Q31	Footnote (8)
Alexandra (1)	7,072	23,348	2013	Hapag-Lloyd (8)	2Q29	3Q31	Footnote (8)
Mexico Express (ex Alexis) (1)(18)	6,910	23,919	2015	Footnote (8)	3Q29	4Q31	Footnote (8)
Jamaica Express (ex Olivia I) (1)(18)	6,910	23,864	2015	Hapag-Lloyd (8)	3Q29	4Q31	Footnote (8)
GSL Christen	6,840	27,954	2002	OOCL(9)	4Q27	1Q28	20,500 (9)
GSL Nicoletta	6,840	28,070	2002	Maersk	1Q28	2Q28	35,750 (9)
CMA CGM Berlioz	7,023	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Agios Dimitrios	6,572	24,931	2011	MSC (4)	2Q27	3Q27	Footnote (4)
GSL Vinia	6,080	23,737	2004	Maersk	1Q28	4Q29	13,250 (10)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	1Q28	3Q29	13,250 (10)
GSL Dorothea	5,992	24,243	2001	Maersk	2Q25	3Q26	12,900 (11)
GSL Arcadia	6,008	24,858	2000	Maersk	1Q25	1Q26	12,900 (11)
GSL Violetta	6,008	24,873	2000	Maersk	2Q25	4Q25	18,600 (11)
GSL Maria	6,008	24,414	2001	Maersk	4Q25	1Q27	18,600 (11)
GSL MYNY	6,008	24,876	2000	Maersk	2Q25	1Q26	12,900 (11)
GSL Melita	6,008	24,848	2001	Maersk	3Q25	3Q26	12,900 (11)
GSL Tegea	5,994	24,308	2001	Maersk	3Q25	3Q26	12,900 (11)
Tasman	5,936	25,010	2000	Maersk	1Q25	1Q25	21,500
Dimitris Y (18)	5,936	25,010	2000	ONE	2Q25	3Q25	33,900
Ian H	5,936	25,128	2000	Footnote (12)	4Q27	4Q27	Footnote (12)
GSL Tripoli	5,470	22,109	2009	Maersk	3Q27	4Q27	36,500 (13)
GSL Kithira	5,470	22,259	2009	Maersk	4Q27	1Q28	36,500 (13)
GSL Tinos	5,470	22,068	2010	Maersk	3Q27	4Q27	36,500 (13)
GSL Syros	5,470	22,099	2010	Maersk	4Q27	4Q27	36,500 (13)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	3Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q25	4Q25	21,000
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (14)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (14)
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (14)
CMA CGM America	4,045	17,355	2006	CMA CGM	1Q28	2Q28	Footnote (14)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	35,681 (15)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q25	2Q25	20,500
GSL Eleftheria	3,421	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Maersk	4Q26	4Q26	29,900
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25	32,000
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	36,600
GSL Lalo	2,824	11,950	2006	MSC	2Q25	3Q25	18,000
GSL Mercer	2,824	11,970	2007	ONE	1Q27	2Q27	35,750 (16)
Athena	2,980	13,538	2003	MSC	2Q25	3Q25	17,500
GSL Elizabeth	2,741	11,530	2006	Maersk	2Q26	2Q26	20,360
GSL Chloe (18)	2,546	12,212	2012	ONE	1Q27	2Q27	33,000 (16)

GSL Maren	2,546	12,243	2014	OOCL	1Q26	2Q26	16,500
Maira	2,506	11,453	2000	Hapag-Lloyd	4Q24	4Q24	16,000
Nikolas	2,506	11,370	2000	Maersk	4Q24	4Q24	14,250
Newyorker	2,506	11,463	2001	Maersk	1Q25	2Q25	17,250
Manet	2,288	11,534	2001	OOCL	4Q24	2Q25	32,000
Kumasi	2,220	11,652	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta	2,220	11,592	2002	OOCL	4Q24	1Q25	32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	MSC	2Q25	3Q25	Footnote (17)

(1)	Modern design, high reefer capacity, fuel-efficient “ECO” vessel.
(2)
In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to September 30, 2024, plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)	Anthea Y. The charter is expected to generate annualized Adjusted EBITDA of approximately $11.8 million.
(4)
MSC Tianjin, MSC Qingdao and Agios Dimitrios were each fixed for minimum 36 months – maximum 38 months. The new charters commenced after the vessels were drydocked. Agios Dimitrios new charter commenced in 2Q 2024. MSC Tianjin. and MSC Qingdao new charters commenced in 3Q 2024. MSC Tianjin, MSC Qingdao and Agios Dimitrios new charters are expected to generate annualized Adjusted EBITDA of approximately $6.9 million, $8.1 million, and $5.9 million, respectively. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).

(5)	GSL Ningbo is chartered at a rate expected to generate annualized Adjusted EBITDA of approximately $16.5 million.
(6)
GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options. The vessels are expected to generate aggregate Adjusted EBITDA of approximately $76.6 million over the minimum firm period, increasing to $95.3 million if all options are exercised.

(7)
GSL Eleni, GSL Kalliopi and GSL Grania, were forward fixed for 35 – 38 months to commence after drydocking, after which the charterer has the option to extend each charter for a further 12 – 16 months. Each charter is expected to generate annualized Adjusted EBITDA of approximately $9.7 million for the firm period.

(8)
Colombia Express (ex Mary), Kristina, Costa Rica Express (ex Katherine), Alexandra, Mexico Express (ex Alexis), Jamaica Express (ex Olivia I) were forward fixed to Hapag-Lloyd for 60 months +/-45 days, followed by two periods of 12 months each at the option of the charterer. The new charter for Colombia Express commenced in early 2024 and the new charters for Costa Rica Express, Alexandra and Jamaica Express commenced in 3Q 2024.  The new charters for Kristina and Mexico Express are scheduled to commence in 4Q 2024 upon completion of drydocking. The charters are expected to generate average annualized Adjusted EBITDA of approximately $13.1 million per ship.

(9)
GSL Nicoletta and GSL Christen were forward fixed for 39 - 42 months and 37 - 40 months, respectively, expected to commence in 4Q 2024. The charters are expected to generate average annualized Adjusted EBITDA of approximately $11.4 million per ship.

(10)
GSL Vinia and GSL Christel Elizabeth were both forward fixed for 36 – 40 months to commence after drydocking, after which the charterer has the option to extend each charter for a further 12 – 15 months. The new charters are both scheduled to commence in 1Q 2025. The charters are expected to generate average annualized Adjusted EBITDA of approximately $11.3 million per ship.

(11)
GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. GSL Arcadia, GSL Dorothea, GSL Tegea, GSL Melita charterer’s first options were exercised in 1Q 2024, and GSL MYNY charterer’s first options were exercised in 1H 2024, GSL Maria and GSL Violetta charterer’s first options were exercised in 3Q 2024.

(12)
Ian H was forward fixed for 35 – 36 months. The new charter is scheduled to commence in 4Q 2024, following the completion of its scheduled drydocking. The charter is expected to generate average annualized Adjusted EBITDA of approximately $10.4 million.

(13)
GSL Tripoli, GSL Kithira, GSL Tinos, and GSL Syros. Ultra-high reefer ships of 5,470 TEU each. Contract cover on each ship is for a firm period of three years, from their delivery dates in 2021, at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option. GSL Tripoli, GSL Syros, and GSL Tinos charterer’s options were exercised in 2Q 2024. GSL Kithira charterer’s option was exercised in 3Q 2024. New rates to commence in 4Q 2024.

(14)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America are chartered at rates expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per vessel.
(15)	GSL Rossi. Chartered at an average rate of $35,681 per day, $38,000 to 1Q 2025 and $35,000 for the remaining period.
(16)
GSL Mercer and GSL Chloe were both forward fixed for 23.5 – 26 months. The new charters are both expected to commence in 1Q 2025.  The charter is expected to generate average annualized Adjusted EBITDA of approximately $5.8 million per vessel.

(17)	Julie. Chartered at a rate expected to generate average annualized Adjusted EBITDA of approximately $2.0 million.

(18)
On January 3, 2024, Mary was renamed to Colombia Express. On January 26, 2024, Beethoven was renamed to GSL Chloe. On April 19, 2024, Zim Europe was renamed to Dimitris Y. On July 9, 2024, Katherine was renamed to Costa Rica Express. On August 20, 2024, Olivia I was renamed to Jamaica Express. On September 20, 2024, Alexis was renamed to Mexico Express.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three and nine months ended September 30, 2024 today, Monday November 11, 2024 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

 (1)  Dial-in: (646) 307-1963 or (800) 715-9871; Event ID: 2474206

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2023 was filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2024. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, c/o GSL Enterprises Ltd., 9 Irodou Attikou Street, Kifisia, Athens, 14561.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As of September 30, 2024, Global Ship Lease owned 68 containerships ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 376,723 TEU. 36 ships are wide-beam Post-Panamax.

As of September 30, 2024, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.78 billion. Contracted revenue was $2.15 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.8 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business and financial performance than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as impairment charges, contract termination costs or items outside of our control.

We believe that the presentation of the following non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivatives, the effect of the straight lining of time charter modifications, and impairment losses. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure due to the inherent difficulty in accurately forecasting and quantifying certain amounts necessary for such reconciliation, and we are not able to provide such reconciliation of such forward-looking non-U.S. GAAP financial measure without unreasonable effort and expense.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)
		Three	Three	Nine	Nine
		months	months	months	months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
		2024	2023	2024	2023

Net income available to Common Shareholders		78,763	82,687	253,912	230,299

Adjust:	Depreciation and amortization	24,965	23,980	73,775	67,336
	Amortization of intangible liabilities	(1,518)	(1,518)	(4,523)	(6,563)
	Fair value adjustment on derivative asset	4,193	(331)	4,957	1,037
	Interest income	(4,705)	(2,501)	(12,532)	(6,895)
	Interest expense	12,540	11,615	32,883	33,623
	Share based compensation	2,122	2,505	6,582	7,684
	Earnings allocated to preferred shares	2,384	2,384	7,152	7,152
	Income tax	-	-	1	5
	Effect from straight lining time charter modifications	4,605	3,029	8,854	1,244
Adjusted EBITDA		123,349	121,850	371,061	334,922

B.	Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME – UNAUDITED

(thousands of U.S. dollars)
		Three	Three	Nine	Nine
		months	months	months	months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
		2024	2023	2024	2023

	Net income available to Common Shareholders	78,763	82,687	253,912	230,299

Adjust:	Fair value adjustment on derivative assets	4,193	(331)	4,957	1,037
	Acceleration of deferred financing costs on full repayment of Credit Facilities/Sale and Leaseback agreements	2,757	-	2,757	-
	Prepayment fee on full repayment of Sale and Leaseback Agreement-CMBFL-$54,000	685	-	685	-
	Prepayment fee on partial repayment of Macquarie Credit Facility	185	-	185	-
	Accelerated write off of deferred financing costs related to partial repayment of HCOB-CACIB Credit Facility	-	-	-	108
	Forfeit of certain stock-based compensation awards	-	-	-	451
	Effect from new share-based compensation awards plus acceleration and forfeit of certain share-based compensation awards	-	-	(201)	-

Normalized net income		86,583	82,356	262,295	231,895

C.	Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE – UNAUDITED

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

EPS as reported (USD)	2.22	2.34	7.20	6.49
Normalized net income adjustments-Class A common shares (in thousands USD)	7,820	(331)	8,383	1,596
Weighted average number of Class A Common shares	35,411,553	35,355,554	35,272,574	35,473,382
Adjustment on EPS (USD)	0.23	(0.01)	0.24	0.05
Normalized EPS (USD)	2.45	2.33	7.44	6.54

Dividend Policy

The declaration and payment of dividends will be subject at all times to the discretion of the Company’s Board of Directors. The timing and amount of dividends, if any, will depend on the Company’s earnings, financial condition, cash flow, capital requirements, growth opportunities, restrictions in its loan agreements and financing arrangements, the provisions of Marshall Islands law affecting the payment of dividends, and other factors. For further information on the Company’s dividend policy, please see its most recent Annual Report on Form 20-F.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	geo-political events such as the conflict in Ukraine and the escalation of the Israel-Gaza conflict;

•	the potential disruption of shipping routes, including due to lower water levels in the Panama Canal and the ongoing attacks by Houthis in the Red Sea;

•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

•	the overall health and condition of the U.S. and global financial markets;

•
our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements;

•	future acquisitions, business strategy and expected capital spending;

•
operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations);

•	potential liability from future litigation; and

•	other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)
	As of,
	September 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$260,456	138,640
Time deposits	26,450	14,000
Restricted cash	59,209	56,803
Accounts receivable, net	12,847	4,741
Inventories	15,757	15,764
Prepaid expenses and other current assets	28,861	40,464
Derivative assets	15,178	24,639
Due from related parties	495	626
Total current assets	$419,253	295,677
NON - CURRENT ASSETS
Vessels in operation	$1,633,329	1,664,101
Advances for vessels' acquisitions and other additions	12,447	12,210
Deferred charges, net	82,907	73,720
Other non - current assets	24,595	23,935
Derivative assets, net of current portion	6,520	16,867
Restricted cash, net of current portion	58,954	85,270
Total non - current assets	1,818,752	1,876,103
TOTAL ASSETS	$2,238,005	2,171,780
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$22,853	17,601
Accrued liabilities	38,556	28,538
Current portion of long-term debt and deferred financing costs	152,522	193,253
Current portion of deferred revenue	40,870	40,331
Due to related parties	707	717
Total current liabilities	$255,508	280,440
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$528,015	619,175
Intangible liabilities-charter agreements	1,139	5,662
Deferred revenue, net of current portion	65,963	82,115
Total non - current liabilities	595,117	706,952
Total liabilities	$850,625	987,392
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,440,224 shares issued and outstanding (2023 – 35,188,323 shares)	$355	351
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2023 – 43,592 shares)	-	-
Additional paid in capital	678,713	676,592
Retained earnings	699,583	488,105
Accumulated other comprehensive income	8,729	19,340
Total shareholders' equity	1,387,380	1,184,388
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,238,005	2,171,780

 Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
OPERATING REVENUES
Time charter revenues	$172,546	$173,012	$524,099	$489,338
Amortization of intangible liabilities-charter agreements	1,518	1,518	4,523	6,563
Total Operating Revenues	174,064	174,530	528,622	495,901

OPERATING EXPENSES:
Vessel operating expenses (include related party vessel operating expenses of $5,481 and $5,171 for each of the three month periods ended September 30, 2024 and 2023, respectively, and $16,289 and $14,072 for each of the nine month periods ended September 30, 2024 and 2023, respectively)	46,590	46,099	141,628	132,268
Time charter and voyage expenses (include related party time charter and voyage expenses of $2,170 and $2,139 for each of the three month periods ended September 30, 2024 and 2023, respectively, and $6,487 and $5,801 for each of the nine month periods ended September 30, 2024 and 2023, respectively)	6,420	6,046	17,051	18,185
Depreciation and amortization	24,965	23,980	73,775	67,336
General and administrative expenses	3,900	4,248	13,038	13,748
Operating Income	92,189	94,157	283,130	264,364

NON-OPERATING INCOME/(EXPENSES)
Interest income	4,705	2,501	12,532	6,895
Interest and other finance expenses	(12,540)	(11,615)	(32,883)	(33,623)
Other income/(expenses), net	986	(303)	3,243	857
Fair value adjustment on derivative asset	(4,193)	331	(4,957)	(1,037)
Total non-operating expenses	(11,042)	(9,086)	(22,065)	(26,908)
Income before income taxes	81,147	85,071	261,065	237,456
Income taxes	-	-	(1)	(5)
Net Income	81,147	85,071	261,064	237,451
Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)	(7,152)	(7,152)
Net Income available to Common Shareholders	$78,763	$82,687	$253,912	$230,299

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Cash flows from operating activities:
Net income	$81,147	$85,071	$261,064	$237,451
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$24,965	$23,980	$73,775	$67,336
Amounts reclassified to/(from) other comprehensive income	326	96	877	(80)
Amortization of derivative assets' premium	1,178	1,149	3,473	3,085
Amortization of deferred financing costs	3,598	1,279	5,920	4,115
Amortization of intangible liabilities-charter agreements	(1,518)	(1,518)	(4,523)	(6,563)
Fair value adjustment on derivative asset	4,193	(331)	4,957	1,037
Prepayment fees on debt repayment	870	-	870	-
Stock-based compensation expense	2,122	2,505	6,582	7,684
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets	$7,326	$(1,049)	$2,837	$(3,511)
(Increase)/decrease in inventories	(186)	(715)	7	(1,877)
(Increase) in derivative asset	(81)	-	(109)	-
Increase/(decrease) in accounts payable and other liabilities	11,088	(183)	10,949	(6,098)
Decrease/(increase) in related parties' balances, net	477	(745)	121	-
(Decrease) in deferred revenue	(1,159)	(12,708)	(15,613)	(468)
Payments for drydocking and special survey costs (1)	(16,137)	(9,509)	(26,879)	(32,562)
Unrealized foreign exchange loss/(gain)	3	(1)	(1)	-
Net cash provided by operating activities	$118,212	$87,321	$324,307	$269,549
Cash flows from investing activities:
Acquisition of vessels	$-	$-	$-	$(123,300)
Cash paid for vessel expenditures	(4,647)	(8,018)	(9,350)	(12,569)
Advances for vessel acquisitions and other additions	(4,466)	(841)	(11,993)	(6,786)
Net proceeds from sale of vessel	-	-	-	5,940
Time deposits withdrawn (placed)	26,550	(1,400)	(12,450)	(5,450)
Net cash provided by/(used in) investing activities	$17,437	$(10,259)	$(33,793)	$(142,165)
Cash flows from financing activities:
Proceeds from drawdown of credit facilities	300,000	-	300,000	76,000
Repayment of credit facilities/sale and leaseback	(41,982)	(50,996)	(144,045)	(151,267)
Repayment of refinanced debt, including prepayment fees	(292,010)	-	(292,010)	-
Deferred financing costs paid	(2,625)	-	(2,625)	(1,140)
Net proceeds from offering of Class A common shares, net of offering costs	652	-	652	-
Cancellation of Class A common shares	-	(3,441)	(4,994)	(20,421)
Class A common shares-dividend paid	(15,965)	(13,300)	(42,434)	(39,991)
Series B preferred shares-dividend paid	(2,384)	(2,384)	(7,152)	(7,152)
Net cash used in financing activities	$(54,314)	$(70,121)	$(192,608)	$(143,971)
Net increase/(decrease) in cash and cash equivalents and restricted cash	81,335	6,941	97,906	(16,587)
Cash and cash equivalents and restricted cash at beginning of the period	297,284	246,402	280,713	269,930
Cash and cash equivalents and restricted cash at end of the period	$378,619	$253,343	$378,619	$253,343
Supplementary Cash Flow Information:
Cash paid for interest	12,654	17,683	43,280	51,012
Cash received from interest rate caps	6,832	8,464	21,198	24,380
Non-cash financing activities:
Unpaid offering costs	115	-	115	-
Unrealized loss on derivative assets	(10,637)	(380)	(14,961)	(5,611)

(1)
The Company has made reclassifications to the prior year statement of cash flows to correct and reclassify payments for drydocking and special survey costs from investing outflows to operating outflows which resulted in a decrease in investing outflows and increase in operating outflows of $15,086 and $33,386 for the three months and nine months ended September 30, 2023, respectively. The Company evaluated the reclassifications from both a quantitative and qualitative perspective and determined the impacts were immaterial to the previously issued interim financial statements.